UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025.

Commission File Number 001-40626

VTEX

(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant’s name into English)

Harbour Place, 103 South Church Street

Grand Cayman, KY1-1002

Cayman Islands

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

VTEX Reports First Quarter 2025 Financial Results

GMV and subscription revenue growth reached 17% and 15% in FXN respectively

Gross profit increased to US$41.0 million, representing 22% growth in FXN and 76% margin

Non-GAAP operating income of US$5.3 million, reaching 10% margin and 4.3 p.p. margin increase YoY

Non-GAAP net income and free cash flow of US$5.3 million and US$6.6 million, 10% and 12% margins

NEW YORK, May 6, 2025 – VTEX (NYSE: VTEX), the backbone for connected commerce, today announced results for the first quarter of 2025 ended March 31, 2025. VTEX results have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) as well as the rules and regulations of the Securities and Exchange Commission (“SEC”) regarding financial reporting.

Geraldo Thomaz Jr., founder and co-CEO of VTEX, commented, “We began the year with solid performance, sustaining healthy growth. Our recent performance, go-lives of key enterprise customers, and continued platform expansion give us confidence in the sustainability of our profitable growth strategy. In a seasonally softer quarter, we improved margins and delivered strong cash generation. As we continue our transition from a single platform to a comprehensive commerce suite, we are laying the foundation for disciplined and sustainable long-term value creation.” Mariano Gomide de Faria, founder and co-CEO of VTEX, added, “We are encouraged by the go-lives of large enterprise customers. The launch of Americanas highlights the depth of opportunity that remains in Brazil, a market where VTEX already has a strong presence, yet still holds a significant runway for growth as our platform expands. Our initiatives in the US and Europe continue gaining traction, with new customers going live and marketing campaigns bringing decision-makers closer to VTEX. We are proud to be recognized as the Customers’ Choice in the 2025 Gartner® Voice of the Customer for Digital Commerce report for the second consecutive year. We are excited about the road ahead.”

First Quarter 2025 Financial Highlights

•
GMV reached US$4.3 billion in the first quarter of 2025, representing a YoY increase of 7.6% in USD and 17.2% on an FX neutral basis.
•
Total revenue increased to US$54.2 million in the first quarter of 2025 from US$52.6 million in the first quarter of 2024, representing a YoY increase of 2.9% in USD and 13.2% on an FX neutral basis.
•
Subscription revenue represented 97.1% of total revenues, reaching US$52.6 million in the first quarter of 2025, from US$50.4 million in the first quarter of 2024. This represents a YoY increase of 4.4% in USD and 15.0% on an FX neutral basis.
•
Non-GAAP subscription gross profit was US$41.6 million in the first quarter of 2025, compared to US$38.8 million in the first quarter of 2024, representing a YoY increase of 7.0% in USD and 21.5% on an FX neutral basis.
o
Non-GAAP subscription gross margin was 79.0% in the first quarter of 2025, compared to 77.1% in the same quarter of 2024.
•
Non-GAAP income from operations was US$5.3 million during the first quarter of 2025, compared to a non-GAAP income from operations of US$2.9 million in the same quarter of 2024.
•
Non-GAAP net income was US$5.3 million during the first quarter of 2025, compared to a non-GAAP net income of US$2.4 million in the same quarter of 2024.
•
Non-GAAP free cash flow was US$6.6 million during the first quarter of 2025, compared to a non-GAAP free cash flow of US$1.6 million in the same quarter of 2024.
•
As of March 31, 2025, our total headcount was 1,320, decreasing 3.5% QoQ and 1.0% YoY.
•
During the first quarter of 2025, 2.7 million Class A common shares had been repurchased pursuant to the share buyback program at an average price of US$5.56 per share for a total cost of US$15.0 million.

•
Considering the current and the previous years’ share repurchase programs, the total executed amount reached 15.2 million shares, with an average price of US$4.86 per share and a total cost of US$74.3 million.

First Quarter 2025 Commercial Highlights:

New customers who initiated their operations with us, among others:

•
Magazzino and LG in Argentina;
•
Americanas, Apoio Entrega, Moda Colmeia, Oscar Calçados and Urban Performance in Brazil;
•
LF10 in Colombia;
•
Orocash in Ecuador;
•
La Sirena in Spain;
•
Berel and Procarga in Mexico; and
•
GS1 US and J.W. Pepper in the US.

Existing customers expanding their operations with us by opening new online stores, among others:

•
Bemol launched a new vertical, Bemol Pharma, now operating two stores in Brazil;
•
Colgate launched a new store in Germany, expanding its VTEX presence across the Americas and Europe;
•
Crocs launched a new store in Chile, now present in five Latin American markets with VTEX;
•
Hearst launched Oprah Daily Shop in the US, expanding its VTEX presence to six stores;
•
Levi’s added Colombia, now present in seven Latin American markets; and
•
Mondelez launched a new B2B store in Spain and in Ecuador, expanding its VTEX footprint into Europe.

First Quarter 2025 Operational Highlights:

We innovate aligned with our guiding principles. We express our brand through the success of our customers. VTEX key operational highlights this quarter are:

•
Americanas, one of Brazil’s most iconic retailers, chose VTEX to simplify operations and enhance efficiency by replacing legacy systems with a scalable, future-ready commerce architecture. Leveraging VTEX’s native capabilities and partner ecosystem, the solution delivered omnichannel, marketplace, and advertising tools that accelerated time-to-market and reduced total cost of ownership. This partnership highlights the ongoing opportunity for high-impact digital transformation in Brazil, even within mature markets.
•
Arado, a foodtech connecting small farmers to B2B clients in Brazil, accelerated its digital transformation by migrating to VTEX IO. Facing challenges in real-time pricing across 1,300+ perishable SKUs, the company implemented a customized solution that enabled dynamic pricing, faster updates, and improved UX. In just three months post-launch, Arado saw a 175.3% increase in order volume, a 15.7% boost in conversion rates, and a 74% improvement in homepage load time. By leveraging composable commerce and API integrations, Arado turned its ecommerce operation into a key B2B growth channel.
•
A major frozen food retailer in Spain, chose VTEX to unify its online and physical channels. With a more flexible platform, the brand enhanced catalog management, integrated its loyalty program, and now delivers a seamless, personalized shopping experience across all customer touchpoints.
•
Casas Bahia, one of the leading players in Brazilian retail, is expanding its retail media strategy with VTEX Ads by implementing a unified ad platform across both online and physical store channels. With 100 stores already operating in-store screens and strong marketplace adoption via VTEX Ads for Sellers, the company has achieved significant growth in ad investments while maintaining high performance. VTEX is supporting Casas Bahia in managing campaigns for major brands, contributing to enhanced engagement and monetization across its network.
•
Cencosud, one of Latin America’s largest retail groups, partnered with VTEX in Brazil through its Prezunic brand to automate out-of-stock product substitutions via WhatsApp using Weni by VTEX, resulting in a 9% increase in the average order value of impacted orders.
•
J.W. Pepper, a leading U.S. sheet music retailer, replatformed to VTEX’s composable architecture to modernize commerce operations while preserving complex workflows. The company enhanced product discovery, empowered internal teams with headless CMS, and implemented a scalable solution that now serves educators, institutions, and churches with greater flexibility and efficiency.
•
Grupo Juguetron, Mexico’s top specialist toy retailer, partnered with VTEX to upgrade its online stores for both brands; Juguetron and LEGO Certified Stores. Moving away from a legacy platform, the brand set out to take full control of its digital storefronts and deliver a faster, more engaging shopping experience. With the new solution built on VTEX IO, both sites were redesigned with improved navigation, faster page loads, and mobile-ready layouts. The new ecommerce experience gives Grupo Juguetron a scalable and future-ready platform to drive growth, improve customer satisfaction, and run more efficient digital operations.
•
GS1 US, the organization behind the UPC barcode and global product identification standards, launched its next-generation B2B storefront on VTEX in February. With the new platform, GS1 US now offers a modern, secure self-service experience where businesses can manage subscriptions, pay invoices, and purchase services seamlessly. The go-live marks a key milestone in their digital transformation and reinforces VTEX’s leadership in powering complex B2B ecosystems across high-trust industries like standards and compliance.
•
Natural da Terra, part of the Hortifruti group and a leading fresh food brand in Brazil, transformed its digital operation with VTEX FastStore. Facing performance issues and fragmented management tools, the company migrated to a centralized, high-performing ecommerce platform in just three months. Following the fast-track implementation, the brand saw a 62% increase in orders, a 135% boost in revenue, and a 33% rise in average ticket size. The new site also incorporated VTEX Intelligent Search, enabling customers to quickly find relevant products using AI-driven recommendations and filters. Combined with faster checkouts and a unified admin, Natural da Terra now delivers a seamless, scalable shopping experience for both customers and teams.
•
Nestlé, a leading manufacturer and marketer of food products and beverages, leveraged VTEX Ads to drive retail media campaigns with real-time performance insights across partner channels. In its latest campaign, Nestlé achieved a 16.3% return on ad spend in the chocolate category, showcasing the value of data-driven optimization and enhanced collaboration with retail partners.
•
Procarga, a leading Mexican manufacturer, adopted VTEX to power a dual-channel B2B and B2C strategy. Built on VTEX’s composable commerce foundation, the solution offers a modern, self-service experience with custom UX, ERP integration, and mobile-ready access—positioning the company for scalable growth across industrial and retail markets.
•
RahrBSG, a cornerstone of the North American brewing supply chain with over 175 years of history, selected VTEX to own a vital role in its digital transformation. The company launched its first-ever B2B ecommerce site to better serve small and midsize breweries with online access to essential ingredients. With VTEX, RahrBSG is modernizing how it connects with customers, simplifying ordering, and laying the groundwork for scalable growth. VTEX’s flexible B2B capabilities are helping RahrBSG bring tradition into the digital age, empowering a new era of service for brewers across the continent.

Business Outlook

VTEX is well-positioned to capture an attractive market opportunity. Given macroeconomic uncertainty, we continue experiencing same-store sales and GMV growth volatility. However, we remain encouraged by our leading market positioning, platform expansion and operational leverage.

In this context, we are currently targeting FX neutral YoY subscription revenue growth of 12.5% to 15.5% for the second quarter of 2025, implying a US$57.0 million to US$58.5 million range.

For the full year 2025, as we continue executing our profitable growth strategy, we continue to target FX neutral YoY revenue growth to 14.0% to 17.0%, implying a range of US$238 million to US$244 million based on the average of April FX rates. Additionally, we are targeting a non-GAAP operating income and free cash flow margins in the mid-teens.

We are confident in VTEX's ability to capitalize on current market opportunities. We are empowering our customers to digitally transform their commerce operations while helping them to outperform the market.

The business outlook provided above constitutes forward-looking information within the meaning of applicable securities laws and is based on a number of assumptions and subject to a number of risks. Actual results could vary materially as a result of numerous factors, including certain risk factors, many of which are beyond VTEX’s control. See the cautionary note regarding “Forward-Looking Statements” below. Fluctuations in VTEX’s operating results may be particularly pronounced in the current economic environment. There can not be an assurance that VTEX will achieve these results.

The following table summarizes certain key financial and operating metrics for the three months ended March 31, 2025 and 2024.

	Three months ended March 31,
(in millions of US$, except as otherwise indicated)	2025	2024
GMV	4,341.8	4,036.9
GMV growth YoY FXN (1)	17.2%	20.1%
Subscription revenue	52.6	50.4
Subscription revenue growth YoY FXN (1)	15.0%	23.4%
Non-GAAP subscription gross profit (2)(4)	41.6	38.8
Non-GAAP subscription gross profit margin (3)(4)	79.0%	77.1%
Non-GAAP income from operations (4)	5.3	2.9
Non-GAAP net income (4)	5.3	2.4
Total number of employees	1,320	1,334

(1)
Calculated by using the average monthly exchange rates for the applicable months during 2024, adjusted by inflation in countries with hyperinflation, and applying them to the corresponding months in 2025, as applicable, so as to calculate what our results would have been had exchange rates remained stable from one year to the next.
(2)
Corresponds to our subscription revenues minus our subscription costs.
(3)
Corresponds to our subscription gross profit divided by subscription revenues.
(4)
Reconciliation of non-GAAP metrics can be found in tables below.

Conference Call and Webcast

The conference call may be accessed by dialing +1-800-715-9871 (Conference ID – 1130423 –) and requesting inclusion in the call for VTEX.

The live conference call can be accessed via audio webcast at the investor relations section of the Company's website, at https://www.investors.vtex.com/.

An archive of the webcast will be available for one week following the conclusion of the conference call.

Definition of Selected Operational Metrics

“Customers” means companies ranging from small and medium-sized businesses to larger enterprises that pay to use VTEX’s platform.

“GMV” means the total value of customer orders processed through our platform, including value-added taxes and shipping. Our GMV does not include the value of orders processed by our SMB customers or B2B transactions.

“FX Neutral” or “FXN” means a way of using the average monthly exchange rates for each month during the previous year, adjusted by inflation in countries with hyper-inflation, and applying them to the corresponding months of the current year, so as to calculate what results would have been had exchange rates remained stable from one year to the next.

“Stores” or “Active Stores” means the number of unique domains generating gross merchandise value. Each customer might have multiple stores.

Special Note Regarding non-GAAP financial metrics

For investor convenience, this document presents certain non-GAAP financial measures. We regularly assess other metrics that are not in accordance with U.S. generally accepted accounting principles (“GAAP”) and are defined as non-GAAP financial measures by the SEC. These measures help us evaluate our business, track performance, prepare financial forecasts, and make strategic decisions. The key metrics we consider include non-GAAP subscription gross profit, non-GAAP income from operations, non-GAAP net income, free cash flow, and FX Neutral measures.

These non-GAAP financial measures, which may differ from similarly titled non-GAAP measures used by other companies, provide supplemental insights into our operating performance. They exclude certain gains, losses, and non-cash charges that occur infrequently or that management considers unrelated to our core operations.

Reconciliation of non-GAAP measures

The following table presents a reconciliation of our non-GAAP subscription gross profit to subscription gross profit for the following periods:

	Three months ended March 31,
(in millions of US$, except as otherwise indicated)	2025	2024
Subscription revenue	52.6	50.4
Subscription cost	(11.1)	(11.6)
Subscription gross profit	41.5	38.8
Share-based compensation	0.1	0.0
Non-GAAP subscription gross profit	41.6	38.8
Non-GAAP subscription gross margin	79.0%	77.1%

The following table presents a reconciliation of our non-GAAP S&M expenses to S&M expenses for the following periods:

	Three months ended March 31,
(in millions of US$, except as otherwise indicated)	2025	2024
Sales & Marketing expense	(16.8)	(17.2)
Share-based compensation expense	0.8	1.0
Amortization related to acquisitions	0.4	0.3
Earn out expenses related to acquisitions	0.3	-
Non-GAAP Sales & Marketing expense	(15.4)	(15.9)

The following table presents a reconciliation of our non-GAAP R&D expenses to R&D expenses for the following periods:

	Three months ended March 31,
(in millions of US$, except as otherwise indicated)	2025	2024
Research & Development expense	(14.9)	(14.0)
Share-based compensation expense	1.0	1.4
Amortization related to acquisitions	0.1	0.2
Earn out expenses related to acquisitions	0.2	-
Non-GAAP Research & Development expense	(13.5)	(12.4)

The following table presents a reconciliation of our non-GAAP G&A expenses to G&A expenses for the following periods:

	Three months ended March 31,
(in millions of US$, except as otherwise indicated)	2025	2024
General & Administrative expense	(9.0)	(8.8)
Share-based compensation expense	2.5	2.2
Amortization related to acquisitions	0.0	0.0
Non-GAAP General & Administrative expense	(6.5)	(6.6)

The following table presents a reconciliation of our non-GAAP income (loss) from operations to income (loss) from operations for the following periods:

	Three months ended March 31,
(in millions of US$, except as otherwise indicated)	2025	2024
Loss from operations	(0.2)	(2.5)
Share-based compensation expense	4.5	4.9
Amortization related to acquisitions	0.5	0.5
Earn out expenses related to acquisitions	0.5	-
Non-GAAP income (loss) from operations	5.3	2.9

The following table presents a reconciliation of our non-GAAP net income to our net income (loss) provided for the following periods:

	Three months ended March 31,
(in millions of US$, except as otherwise indicated)	2025	2024
Net income (loss)	0.9	(0.9)
Share-based compensation expense	4.5	4.9
Amortization related to acquisitions	0.5	0.5
Earn out expenses related to acquisitions	0.5	-
Net (gain) loss on equity investments	0.0	(1.1)
Income taxes related to non-GAAP Adjustments	(1.0)	(1.0)
Non-GAAP net income	5.3	2.4

The following table presents a reconciliation of our free cash flow to net cash provided by (used in) operating activities for the following periods:

	Three months ended March 31,
(in millions of US$, except as otherwise indicated)	2025	2024
Net cash provided by (used in) operating activities	6.7	2.3
Acquisitions of property and equipment	(0.1)	(0.7)
Free Cash Flow	6.6	1.6

The following table sets forth the FX neutral measures related to our reported results of the operations for the three months ended March 31, 2025:

	As Reported			FXN	As Reported	FXN
(in millions of US$, except as otherwise indicated)	1Q25	1Q24	% Change	1Q25	1Q24	% Change
Subscription revenue	52.6	50.4	4.4%	57.9	50.4	15.0%
Services revenue	1.6	2.3	(30.6)%	1.7	2.3	(26.6)%
Total revenue	54.2	52.6	2.9%	59.6	52.6	13.2%
Gross profit	41.0	37.9	8.2%	46.2	37.9	21.9%
Income (loss) from operations	(0.2)	(2.5)	(92.1)%	0.9	(2.5)	n/a

The financial information in this press release has not been audited. Numbers have been calculated using whole amounts rather than rounded amounts. This might cause some figures not to total due to rounding.

About VTEX

VTEX (NYSE: VTEX) is the commerce suite of choice for bold CIOs and CEOs globally, delivering transformative outcomes with unprecedented operational efficiency. By unifying a comprehensive ecosystem of solutions—including B2C, B2B, Sales App, Pick and Pack, Data Pipeline, Retail Media, and Security Shield—VTEX empowers brands and retailers to eliminate friction, foster collaboration, and accelerate growth. More than just software, VTEX is an agent of transformation, seamlessly connecting customers, partners, and developers to drive tangible business results. Trusted by 2.4 thousand global B2C and B2B customers, including Carrefour, Colgate, Sony, Stanley Black & Decker, and Whirlpool, VTEX supports 3.4 thousand active online stores across 43 countries (FY ended December 31, 2024). For more information, visit www.vtex.com.

Forward-looking Statements

This announcement contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1993, as amended, and Section 21E of the Securities Exchange of 1934, as amended. Statements contained herein that are not clearly historical in nature, including statements about the VTEX strategies and business plans, are forward-looking, and the words “anticipate,” “believe,” “continues,” “expect,” “estimate,” “intend,” ”strategy,” “project,” “target” and similar expressions and future or conditional verbs such as “will,” “would,” “should,” “could,” “might,” “can,” “may,” or similar expressions are generally intended to identify forward-looking statements.

VTEX may also make forward-looking statements in its periodic reports filed with the U.S. Securities and Exchange Commission, or the SEC, in press releases and other written materials and in oral statements made by its officers and directors. These forward-looking statements speak only as of the date they are made and are based on the VTEX’s current plans and expectations and are subject to a number of known and unknown uncertainties and risks, many of which are beyond VTEX’s control. A number of factors and risks could cause actual results to differ materially from those contained in any forward-looking statement. Further information regarding these and other risks is included in VTEX filings with the SEC.

As a consequence, current plans, anticipated actions and future financial position and results of operations may differ significantly from those expressed in any forward-looking statements in this announcement. You are cautioned not to unduly rely on such forward-looking statements when evaluating the information presented as there is no guarantee that expected events, trends or results will actually occur. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

This announcement may also contain estimates and other information concerning our industry that are based on industry publications, surveys and forecasts. This information involves a number of assumptions and limitations, and we have not independently verified the accuracy or completeness of the information.

VTEX

Condensed consolidated interim statements of operations

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

	Three months ended (unaudited)
	March 31, 2025	March 31, 2024
Subscription revenue	52,580	50,351
Services revenue	1,585	2,286
Total revenue	54,165	52,637
Subscription cost	(11,080)	(11,561)
Services cost	(2,103)	(3,205)
Total cost	(13,183)	(14,766)
Gross profit	40,982	37,871
Operating expenses
General and administrative	(9,035)	(8,811)
Sales and marketing	(16,847)	(17,206)
Research and development	(14,868)	(13,956)
Other losses	(429)	(382)
Loss from operations	(197)	(2,484)
Other income (expense), net	1,637	(745)
Income (loss) before income tax	1,440	(3,229)
Total income tax	(579)	2,365
Net income (loss) for the period	861	(864)
Non-controlling interest	3	(8)
Attributable to controlling shareholders	858	(856)
Earnings (loss) per share
Basic earnings (loss) per share	0.005	(0.005)
Diluted earnings (loss) per share	0.005	(0.005)

VTEX

Condensed consolidated interim balance sheets

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

	March 31, 2025	December 31, 2024
ASSETS
Current assets
Cash and cash equivalents	21,085	18,673
Marketable securities	184,195	196,135
Trade receivables	53,401	52,519
Recoverable taxes	8,866	10,327
Deferred commissions	1,801	1,671
Prepaid expenses	6,042	5,120
Other current assets	101	145
Total current assets	275,491	284,590

Non-current assets
Equity investments	9,649	9,649
Trade receivables	7,830	11,384
Deferred tax assets	14,059	13,968
Prepaid expenses	47	66
Recoverable taxes	1,553	1,364
Deferred commissions	4,876	4,852
Other non-current assets	1,034	1,053
Right-of-use assets	3,093	3,220
Property and equipment, net	2,972	2,970
Intangible assets, net	9,397	6,822
Goodwill	25,704	22,168
Total non-current assets	80,214	77,516
Total assets	355,705	362,106

VTEX

Condensed consolidated interim balance sheets

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

	March 31, 2025	December 31, 2024
LIABILITIES
Current liabilities
Accounts payable and accrued expenses	31,541	36,003
Taxes payable	8,191	7,863
Lease liabilities	1,747	1,617
Deferred revenue	34,537	32,521
Accounts payable from acquisition of subsidiaries	15	29
Other current liabilities	5,145	1,989
Total current liabilities	81,176	80,022

Non-current liabilities
Accounts payable and accrued expenses	3,257	1,754
Taxes payable	168	160
Lease liabilities	1,450	1,695
Accounts payable from acquisition of subsidiaries	1,340	943
Deferred revenue	21,333	22,217
Deferred tax liabilities	753	808
Other non-current liabilities	340	361
Total non-current liabilities	28,641	27,938
Commitments and contingencies
EQUITY
Common stock: $0.0001 par value, 2,100,000,000 shares authorized; Class A: 101,550,023 and 103,947,244 issued; 101,550,023 and 103,874,660 outstanding. Class B: 80,766,730 and 80,866,730 issued and outstanding	18	18
Additional paid-in capital	355,508	365,933
Accumulated other comprehensive income (loss)	(726)	(2,023)
Accumulated losses	(108,956)	(109,814)
Equity attributable to VTEX’s shareholders	245,844	254,114
Non-controlling interests	44	32
Total shareholders’ equity	245,888	254,146
Total liabilities and equity	355,705	362,106

VTEX

Condensed consolidated interim statements of cash flows

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

	Three months ended
	March 31, 2025	March 31, 2024
Income (loss) for the period	861	(864)
Adjustments for:
Depreciation and amortization	723	1,092
Deferred income tax	379	(2,619)
Loss on disposal of rights of use, property, equipment, and intangible assets	5	127
Expected credit losses from trade receivables	320	215
Share-based compensation	4,191	4,003
(Gain) loss on investments and other financial instruments, net	(4,652)	(3,952)
Others and foreign exchange, net	3,080	3,865
Change in operating assets and liabilities
Trade receivables	5,642	(2,010)
Recoverable taxes	1,635	(315)
Prepaid expenses	(627)	(1,163)
Other assets	321	(220)
Accounts payable and accrued expenses	(6,164)	(1,192)
Operating leases	(395)	(520)
Taxes payable	24	(857)
Deferred revenue	(1,359)	4,191
Other liabilities	2,718	2,521
Net cash provided by operating activities	6,702	2,302
Cash flows from investing activities
Purchase of marketable securities and equity investments	(59,380)	(64,067)
Sales and maturities of marketable securities and equity investments	73,955	54,184
Acquisition of subsidiaries net of cash acquired	(3,678)	—
Acquisitions of property and equipment	(67)	(739)
Derivative financial instruments	290	(1,549)
Net cash provided by (used in) investing activities	11,120	(12,171)
Cash flows from financing activities
Proceeds from the exercise of stock options	7	448
Net-settlement of share-based payment	(659)	(749)
Buyback of shares	(15,054)	-
Payment of loans and financing	(47)	-
Net cash used in financing activities	(15,753)	(301)
Net increase (decrease) in cash and cash equivalents	2,069	(10,170)
Cash and cash equivalents, beginning of the period	18,673	28,035
Effect of exchange rate changes	343	(397)
Cash and cash equivalents, end of the period	21,085	17,468
Supplemental cash flow information:
Cash refunded for income taxes	290	547
Non-cash transactions:
Lease liabilities arising from obtaining right-of-use assets and remeasurement	75	—
Unpaid amount related to business combinations	383	—
Unpaid amount related to intangible assets acquisitions	1,298	—
Transactions with non-controlling interests	9	6

Contact

Julia Vater Fernández

VP of Investor Relations

investors@vtex.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: May 6, 2025

VTEX

By: /s/ Ricardo Camatta Sodre

Name: Ricardo Camatta Sodre

Title: Chief Financial Officer